SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549






                                  FORM 11-K

                                ANNUAL REPORT



                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934



                   For the fiscal year ended December 31, 1996


                         Commission file no.  2-61045


               THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF
                        UNION CARBIDE CORPORATION AND
                      PARTICIPATING SUBSIDIARY COMPANIES
                           (Full title of the plan)





                           UNION CARBIDE CORPORATION

         (Name of issuer of the securities held pursuant to the plan)



                             39 OLD RIDGEBURY ROAD
                             DANBURY, CT 06817-0001

                    (Address of principal executive office)





       Total number of sequentially numbered pages in this filing including exhibits thereto:  19





                                     INDEX



                                                                         Page

Financial Statements
      Statement of Net Assets Available for Benefits -
            The Savings and Investment Program for Employees of
            Union Carbide Corporation and Participating Subsidiary
            Companies - December 31, 1996 and 1995                        3

      Statement of Changes in Net Assets Available for Benefits -
            The Savings and Investment Program for Employees of
            Union Carbide Corporation and Participating Subsidiary
            Companies - Year Ended December 31, 1996                      4

      Notes to Financial Statements                                     5-9

Supplemental Schedules
      Line 27a - Schedule of Assets Held for Investment Purposes -
            December 31, 1996                                          10-14

      Line 27d - Schedule of Reportable Transactions -
            Year Ended December 31, 1996                                 15

Signature                                                                16

Independent Auditors' Report                                             17

Exhibit Index                                                            18

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         (Millions of Dollars)
                                                               December 31,
                                                            1996         1995
                                     ASSETS
Investments:
  Union Carbide Corporation, Common Stock - 5,431,967
    shares and 4,894,015 shares at market value......... $  222.0     $  183.5
  Union Carbide Corporation, Convertible Preferred
    Stock - 16,013,874 shares and 16,229,849 shares
    at fair value
      Unallocated.......................................    386.8        407.0
      Allocated.........................................    267.8        201.6
  Praxair, Inc., Common Stock - 1,412,764 shares and
    1,574,404 shares at market value....................     65.3         53.0
  United States Savings Bonds at current redemption
    value...............................................      1.9          1.8
  Short-term securities at market value.................      4.4          0.8
  Fixed Income Fund - 9,355,071 units and
    9,809,517 units - per unit value $74.24 and $69.91..    694.5        685.8
  Fidelity Equity-Income Fund, managed for the Trustee
    by Fidelity Investments - 757,680 shares and
    583,589 shares at market value......................     32.4         22.1
  Fidelity U.S. Equity Index Portfolio, managed for the
    Trustee by Fidelity Investments - 1,610,423 shares
    and 1,320,091 shares at market value................     43.4         29.8
  Fidelity Magellan Fund, managed for the Trustee by
    Fidelity Investments - 752,646 shares and 674,511
    shares at market value..............................     60.7         58.0
  Fidelity Contrafund, managed for the Trustee by
    Fidelity Investments - 850,686 shares and 518,171
    shares at market value..............................     35.9         19.7
  Fidelity Growth Company Fund, managed for the
    Trustee by Fidelity Investments - 524,093 shares
    and 270,617 shares at market value..................     21.2          9.9
Loans to participants...................................     55.2         48.4
Other receivables.......................................        -          1.6
                Total assets............................ $1,891.5     $1,723.0


                                  LIABILITIES

Amounts payable to participants......................... $    0.8     $    0.5
ESOP loan payable to Union Carbide Corporation..........     91.5         97.5
Other liabilities.......................................      2.8          1.7
                Total liabilities....................... $   95.1     $   99.7

                Net assets available for benefits....... $1,796.4     $1,623.3


See accompanying notes to financial statements.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                    (Millions of Dollars)
                                                   Year Ended December 31,
                                                             1996

Investment income:
  Dividends .......................................        $   33.6
  Interest ........................................            47.2
                                                               80.8
Net change in appreciation
  of investments ..................................            61.5
Contributions and deposits:
  Amounts deposited by participating employees ....            48.6
  Amounts contributed by participating employers ..             5.1
                                                               53.7

Allocation of ESOP Stock to participants ..........            54.2

       Net additions ..............................           250.2

Withdrawals .......................................           (55.1)
Administration costs and expenses .................            (3.5)
Interest expense on ESOP loan .....................            (9.0)
Transfers from previous employers' plans ..........             3.0
Allocation of ESOP Stock to participants ..........           (12.5)

Net increase ......................................           173.1

Net assets available for benefits at:
       Beginning of year ..........................         1,623.3

       End of year ................................        $1,796.4


See accompanying notes to financial statements.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                        NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Investments are stated at market value, based upon quoted market prices plus accrued income thereon, except for investments in United States Savings Bonds, which are carried at current redemption value, loans to participants, which are carried at face value, certain investment contracts, which are carried at contract value, and Union Carbide Corporation Convertible Preferred Stock, which is carried at fair value. Fair value of Union Carbide Corporation Convertible Preferred Stock is the greater of the market value of Union Carbide Corporation Common Stock or the established floor price of $8.981. Fixed Income Fund investments consist of investment contracts with banks and insurance companies, government, corporate and international securities and a short-term investment fund of the trustee (see Note 6). Purchases and sales of investments are recorded on the trade date. Unrealized appreciation and depreciation of investments stated at market and fair values is recognized currently in the financial statements.

Participants' accounts are credited with participant contributions, contributions from Union Carbide Corporation ("the corporation", "UCC") and an allocation of earnings from the Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program"). The allocation of earnings is based upon a participant's interest in a respective investment fund.

The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


Note 2 - Description of the Program

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Summary Plan Description.

Employees may elect to have the corporation pay from 1% to 17 1/2% of their compensation to the Program, subject to certain Internal Revenue Code ("IRC") restrictions (see Note 7). The amount elected by employees up to 7 1/2% of their compensation is considered a basic deduction, while an additional contribution from 1/2% to 10% of their compensation is considered a supplemental deduction. Basic and supplemental deductions can be made on either an after-tax or a before-tax basis. An employee may also elect to make a supplemental deposit to the Program in cash on an after-tax basis.

Employees who choose to participate in the Program receive a monthly allocation, based on a weighted average market price of UCC Common Stock, of convertible preferred stock from the Employee Stock Ownership Plan ("ESOP") portion of the Program (see Note 4) equal to 75% of their basic deduction. The corporation contributes funds to the Program necessary to release such stock from the ESOP for allocation to participants' accounts.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 2 - Description of the Program (Continued)


The Program maintains two trusts, one related to the ESOP portion of the program ("ESOP Trust") and one related to the other investments (collectively the "trusts").


Note 3 - Investment Programs

Participants may invest their basic deduction and their supplemental deduction in 1/2 percentage point increments in any or all of: Union Carbide Corporation Common Stock, United States Savings Bonds, the Fixed Income Fund, the Fidelity Equity-Income Fund, the Fidelity U.S. Equity Index Portfolio, the Fidelity Magellan Fund, the Fidelity Contrafund, the Fidelity Growth Company Fund, or the Discounted (UCC) Company Stock Fund. A participant may invest a supplemental deposit in any of these investment programs except for the Discounted Company Stock Fund.

Investments in Praxair, Inc. ("Praxair") Common Stock are closed to new participants and existing participants are limited to selling and prohibited from purchasing Praxair Common Stock through the Program. Dividends earned on Praxair Common Stock are reinvested in the Fixed Income Fund.

Effective April 18, 1997, the name of the Fidelity U.S. Equity Index Portfolio was changed to the Spartan U.S. Equity Index Fund.


Note 4 - Employee Stock Ownership Plan

The ESOP is an integral part of the Program. The ESOP Trust owns all of the issued shares of a series of UCC convertible preferred stock ("ESOP Stock") which it purchased with proceeds from a 15 year 10% loan maturing in 2005 from the corporation. The corporation's contributions, plus dividends on the unallocated shares held by the ESOP, are used to meet interest and principal payments. As loan payments are made, shares of the ESOP Stock are allocated to eligible participants.

The conversion price, liquidation price and annual preferred dividend per share of the ESOP Stock are $8.981, $8.981 and $0.794, respectively. The ESOP Stock is convertible into the corporation's common stock at a ratio of one-to-one, has a preference in liquidation and each share has one voting right. The ESOP Stock annual dividend rate of $0.794 per share yields 8.84% based on the liquidation price. Dividends on allocated shares are credited quarterly to participants' accounts in the form of additional shares of ESOP Stock.

During 1996, the Board of Directors of the corporation authorized an amendment to the ESOP, effective in 1996, to add a profit sharing formula for supplemental allocations of ESOP Stock to eligible employees.
The supplemental allocations will be determined each year based on the corporation's return on capital. For the period ended December 31, 1996, the supplemental allocations of ESOP Stock totaled $29.5 million, which was credited to eligible employees' accounts in February 1997, per the terms of this amendment.

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 5 - Expenses

Transfer taxes and other costs and expenses, if any, associated with the sale and transfer of UCC Common Stock for a participant's account, are deducted from the proceeds or charged to the account. Fees of the trustees and investment managers are paid by the Program. For the year ended December 31, 1996, the Program paid certain administration costs and recordkeeping expenses of the Program. The corporation paid those expenses not borne by the Program.


Note 6 - Fixed Income Fund

The Fixed Income Fund includes two bond portfolios actively managed by Pacific Investment Management Company and Jennison Associates Capital Corporation.
The portfolios consist of government, corporate and international investment grade securities. Pacific Mutual Life Insurance Company and The Prudential Insurance Company of America were contracted to provide, in most instances, liquidity guarantees ("wrapper insurance") of these two bond portfolios in the event that participant book value withdrawals exceed 5% of the market value of the portfolios at the beginning of the calendar quarter.

The following is a summary of the Fixed Income Fund. Contract value represents original deposits under the contract credited with actual earnings and charged for withdrawals. The contract value reported for contracts with banks and insurance companies generally approximates their fair value.

                                                         (Millions of Dollars)
                   Fund Investments                          Carrying Value
                                                               December 31,
                                                            1996         1995
Contracts with Banks and Insurance Companies,
  at contract value....................................   $273.9       $284.7

Investments managed by Investment Firms under Wrapper
  Insurance Contracts:
    U.S. Government Securities, valued at market.......   $271.5       $239.0
    Corporate Securities, valued at market.............    134.8        159.2
    International Securities, denominated in
      U.S. dollars, valued at market...................      6.3            -
    Commercial Paper and U.S. Treasury Bills...........      9.8            -
    Chemical Bank Temporary Investment Fund............        -         20.7
    Chase Manhattan Bank Enhanced Cash Investment Fund.      9.1            -
    Unsettled Purchase and Sale Transactions...........    (35.1)       (42.5)
    Wrapper Insurance Contracts........................      1.6         (3.1)
Total Investments managed by Investment Firms..........   $398.0       $373.3

Chemical Bank Temporary Investment Fund................        -         27.8
Chase Manhattan Bank Enhanced Cash Investment Fund.....   $ 22.6       $    -

Total Fixed Income Fund................................   $694.5       $685.8

The average yield ranged from 4.29% to 9.31% and 6.11% to 13.98% for the years ended December 31, 1996 and 1995, respectively. The crediting interest rate, the fixed rate of return for the contracts, ranged from 5.05% to 9.31% and 5.61% to 9.31% as of December 31, 1996 and 1995, respectively.

THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 6 - Fixed Income Fund (Continued)

The crediting interest rates for the contracts with banks and insurance companies are determined at inception of the contracts. For those contracts that provide for fluctuations in their crediting interest rates, the rates are reset annually or daily and are based on an agreed upon method. The crediting interest rates for the investments managed by investment firms under wrapper insurance contracts are reset quarterly and are based on such factors as the individual bond portfolio's book value, duration, market value and current yield. The contract with The Prudential Insurance Company of America establishes a minimum crediting interest rate of 2% per quarter.


Note 7 - Federal Income Taxes

The corporation has received a determination letter from the Internal Revenue Service dated May 30, 1995 stating that the Program and related trusts are designed in accordance with applicable sections of the IRC. The Program has been amended since receiving the determination letter. However, the Program administrator and the Program's tax counsel believe that the Program is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Participant elective deferrals are subject to the maximum allowed by the IRC for the 401(k) portion of the Program, which in 1996 was $9,500.

Employees are not subject to income tax on their salary reduction contributions to the 401(k) portion of the Program, corporation payments or other accumulations in their accounts until a distribution is made from the Program. Employee after-tax contributions are generally not subject to income tax upon distribution from the Program. An employee may withdraw an amount equal to his/her after-tax contributions made prior to 1987 without incurring any income tax. However, in the case of employee after-tax contributions made after 1986 an employee may exclude from income only the portion of the distribution that bears the same ratio to the total distribution as the employee's after-tax contributions bears to the total value of the employee's account. For employees making deferred contributions to the Program in accordance with IRC Section 401(k), distributions are generally taxed as ordinary income subject to special tax treatment afforded certain distributions that qualify as lump sum distributions under the IRC.

Note 8 - Allocation of Changes in Net Assets Available for Benefits by Investment Program

The allocation of changes in net assets available for benefits by investment program for the year ended December 31, 1996 is as follows:

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

                 NOTES TO FINANCIAL STATEMENTS - (Continued)

Note 8 - Allocation Of Changes in Net Assets Available for Benefits By
         Investment Program (Continued)

                          (Millions of Dollars)
                       Year Ended December 31, 1996


                                             Total      UCC     ESOP   ESOP
                                            Savings   Common    Allo-  Unal-
                                            Program    Stock   cated  located

Investment income:
  Dividends................................ $   33.6   $  3.8  $  4.5  $  8.2
  Interest.................................     47.2        -       -       -
                                                80.8      3.8     4.5     8.2
Net change in appreciation
  (depreciation) of investments............     61.5     12.2    17.0    (3.4)
Contributions and deposits:
  Amounts deposited by participating
    employees..............................     48.6      1.0       -       -
  Amounts contributed by participating
    employers..............................      5.1        -       -     5.1
                                                53.7      1.0       -     5.1
Allocation of ESOP Stock to participants...     54.2        -    54.2       -
Loan repayments (including interest).......        -      2.4       -       -
       Net additions (deductions)..........    250.2     19.4    75.7     9.9
Withdrawals................................    (55.1)    (2.7)   (3.3)      -
Administration costs and expenses..........     (3.5)       -       -    (2.0)
Interest expense on ESOP loan..............     (9.0)       -       -    (9.0)
Transfers from previous employers' plans...      3.0      0.8       -       -
Allocation of ESOP Stock to participants...    (12.5)       -       -   (12.5)
Loans to participants......................        -     (2.6)   (0.1)      -
Transfers among investment programs........        -     11.5    (6.1)      -
Net increase (decrease)....................    173.1     26.4    66.2   (13.6)
Net assets available for benefits at:
  Beginning of year........................  1,623.3    110.8   201.6   309.7
  End of year.............................. $1,796.4   $137.2  $267.8  $296.1


                                              Dis-
                                            counted                 Fidelity
                                            Company   U.S.    Fixed  Equity-
                                             Stock  Savings  Income  Income
                                              Fund   Bonds    Fund    Fund

Investment income:
  Dividends................................  $    -  $    -  $    -  $  2.0
  Interest.................................     0.1     0.1    43.6       -
                                                0.1     0.1    43.6     2.0
Net change in appreciation
  (depreciation) of investments............     5.9       -       -     3.2
Contributions and deposits:
  Amounts deposited by participating
    employees..............................    14.7     0.1    23.0     1.5
  Amounts contributed by participating
    employers..............................       -       -       -       -
                                               14.7     0.1    23.0     1.5
Allocation of ESOP Stock to participants...       -       -       -       -
Loan repayments (including interest).......       -       -    20.1     0.4
       Net additions (deductions)..........    20.7     0.2    86.7     7.1
Withdrawals................................    (0.5)   (0.1)  (41.1)   (1.5)
Administration costs and expenses..........       -       -    (1.5)      -
Interest expense on ESOP loan..............       -       -       -       -
Transfers from previous employers' plans...       -       -     0.7     0.3
Allocation of ESOP Stock to participants...       -       -       -       -
Loans to participants......................    (0.7)      -   (23.6)   (0.4)
Transfers among investment programs........    (7.4)      -   (12.5)    4.8
Net increase (decrease)....................    12.1     0.1     8.7    10.3
Net assets available for benefits at:
  Beginning of year........................    72.7     1.8   685.8    22.1
  End of year..............................  $ 84.8  $  1.9  $694.5  $ 32.4


                                            Fidelity
                                               U.S.            Fidel-
                                             Equity   Fidelity  ity
                                              Index   Magellan Contra-
                                            Portfolio   Fund    fund

Investment income:
  Dividends................................  $  1.1    $  9.9  $  2.6
  Interest.................................       -         -       -
                                                1.1       9.9     2.6
Net change in appreciation
  (depreciation) of investments............     6.5      (3.3)    3.1
Contributions and deposits:
  Amounts deposited by participating
    employees..............................     1.4       3.8     1.9
  Amounts contributed by participating
    employers..............................       -         -       -
                                                1.4       3.8     1.9
Allocation of ESOP Stock to participants...      -         -       -
Loan repayments (including interest).......     0.4       1.3     0.6
       Net additions (deductions)..........     9.4      11.7     8.2
Withdrawals................................    (0.9)     (1.4)   (0.5)
Administration costs and expenses..........       -         -       -
Interest expense on ESOP loan..............       -         -       -
Transfers from previous employers' plans...     0.3       0.3     0.3
Allocation of ESOP Stock to participants...       -         -       -
Loans to participants......................    (0.5)     (1.6)   (0.4)
Transfers among investment programs........     5.3      (6.3)    8.6
Net increase (decrease)....................    13.6       2.7    16.2
Net assets available for benefits at:
  Beginning of year........................    29.8      58.0    19.7
  End of year..............................  $ 43.4    $ 60.7  $ 35.9


                                              Fidel-
                                               ity
                                              Growth         Praxair
                                             Company         Common
                                               Fund   Loans   Stock

Investment income:
  Dividends................................  $  0.9  $    -  $  0.6
  Interest.................................       -     3.4       -
                                                0.9     3.4     0.6
Net change in appreciation
  (depreciation) of investments............     1.6       -    18.7
Contributions and deposits:
  Amounts deposited by participating
    employees..............................     1.2       -       -
  Amounts contributed by participating
    employers..............................       -       -       -
                                                1.2       -       -
Allocation of ESOP Stock to participants...       -       -       -
Loan repayments (including interest).......     0.4   (25.6)      -
       Net additions (deductions)..........     4.1   (22.2)   19.3
Withdrawals................................    (0.3)   (1.2)   (1.6)
Administration costs and expenses..........       -       -       -
Interest expense on ESOP loan..............       -       -       -
Transfers from previous employers' plans...     0.3       -       -
Allocation of ESOP Stock to participants...       -       -       -
Loans to participants......................    (0.1)   30.2    (0.2)
Transfers among investment programs........     7.3       -    (5.2)
Net increase (decrease)....................    11.3     6.8    12.3
Net assets available for benefits at:
  Beginning of year........................     9.9    48.4    53.0
  End of year..............................  $ 21.2  $ 55.2  $ 65.3


      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

          Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                          (Millions of Dollars)
                                                             December 31, 1996
                      Description of Investment                        Current
Identity of Issuer    (Maturity Value in Millions of Dollars)   Cost     Value

* Union Carbide
    Corporation         Common Stock, Par Value $1.00,
                          Annual Dividend $0.75               $147.9    $222.0
* Union Carbide
    Corporation         Convertible Preferred Stock
                          (Unallocated), Par Value $1.00,
                          Annual Dividend $0.794                85.0     386.8
* Union Carbide
    Corporation         Convertible Preferred Stock
                          (Allocated), Par Value $1.00,
                          Annual Dividend $0.794               150.7     267.8
Praxair, Inc.         Common Stock, Par Value $0.01,
                        Annual Dividend $0.38                   16.8      65.3
United States
  Government          Series E Savings Bonds, $0.1               0.1       0.2
United States
  Government          Series EE Savings Bonds, $2.5              1.2       1.7
Fidelity Investments  Equity-Income Fund                        22.2      32.4
Fidelity Investments  U.S. Equity Index Portfolio               24.1      43.4
Fidelity Investments  Magellan Fund                             38.0      60.7
Fidelity Investments  Contrafund                                27.0      35.9
Fidelity Investments  Growth Company Fund                       17.4      21.2
Chase Manhattan Bank  Enhanced Cash Investment Fund,
                      Interest Rate 5.87%, $4.4                  4.4       4.4
* Union Carbide
    Corporation       Participant Loans, 6.20% - 9.40%,
                        Various Maturity Dates, $55.2              -      55.2

Fixed Income Fund
(Where no interest rate is stated, rate is floating.)

Contracts with Banks and Insurance Companies:

Metropolitan Life
  Insurance Company   Contract No. 1583, 5.05%, $34.6         $ 34.6    $ 34.6
Bankers Trust Company Contract No. 4, Money Market,
                        5.30%, $9.0                              9.0       9.0
Bankers Trust Company Contract No. 4, FNMA 92-15E,
                      6.75%, Due 11/25/97, $4.3                  4.3       4.3
New York Life
  Insurance Company   Contract No. GA30049, 6.93%,
                        Due 9/11/97, $48.2                      48.2      48.2
Continental Assurance
  Company             Contract No. GP-13088-006, 7.80%,
                        Due 2/6/98, $47.1                       47.1      47.1
Continental Assurance
  Company             Contract No. GP-24019-006, 6.69%,
                        Due 10/28/99, $70.8                     70.8      70.8
John Hancock Mutual
  Life Ins. Co.       Contract No. 7937 GAC, 6.11%,
                        Due 7/1/98, $59.9                       59.9      59.9
    Total Contracts with Banks and Insurance Companies        $273.9    $273.9


United States Government Securities:
United States
  Government          U.S. Treasury Bond, 0.00%,
                        Due 10/06/01, $2.8                    $  2.0    $  2.1
United States
  Government          U.S. Treasury Bond, 10.75%,
                        Due 8/15/05, $4.0                        5.2       5.3
United States
  Government          Tennessee Valley Authority Note, 6.235%,
                        Due 7/15/45, $6.0                        6.0       6.2
United States
  Government          U.S. Treasury Note, 5.875%,
                        Due 10/31/98, $4.7                       4.7       4.8
United States
  Government          U.S. Treasury Note, 5.625%,
                        Due 2/28/01, $16.9                      16.5      16.9
United States
  Government          U.S. Treasury Note, 6.25%,
                        Due 2/15/03, $3.0                        3.0       3.1
United States
  Government          U.S. Treasury Note, 6.625%,
                        Due 6/30/01, $6.0                        6.1       6.1
United States
  Government          U.S. Treasury Note, 7.75%,
                        Due 11/30/99, $13.4                     14.2      14.1
United States
  Government          U.S. Treasury Note, 9.125%,
                        Due 5/15/99, $15.7                      17.4      17.0
United States
  Government          GNMA 276783, 10.00%, Due 8/15/19, $0.5     0.5       0.5
United States
  Government          GNMA 038063, 10.00%, Due 10/15/10, $0.2    0.2       0.2
United States
  Government          GNMA 226629, 10.00%, Due 3/15/18, $0.1     0.1       0.1
United States
  Government          GNMA 253772, 10.00%, Due 7/15/18, $0.7     0.7       0.7
United States
  Government          GNMA 254801, 10.00%, Due 6/15/18, $0.8     0.9       0.9
United States
  Government          GNMA 284866, 10.00%, Due 4/15/20, $0.1     0.1       0.1
United States
  Government          FHLMC Multiclass, 6.50%,
                        Due 8/15/08, $1.5                        1.4       1.5
United States
  Government          FHLMC Multiclass, 6.00%,
                        Due 2/15/09, $3.3                        2.9       3.0
United States
  Government          FHLMC Multiclass, 6.00%,
                        Due 9/15/08, $1.2                        1.1       1.1
United States
  Government          FHLMC Multiclass, 9.00%,
                        Due 12/15/05, $1.2                       1.2       1.2
United States
  Government          FNMA Pass-Through Certificate 050562,
                        7.50%, Due 2/1/22, $0.7                  0.7       0.7

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

    Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - (Continued)

                                                          (Millions of Dollars)
                                                             December 31, 1996
                      Description of Investment                        Current
Identity of Issuer    (Maturity Value in Millions of Dollars)   Cost     Value

United States
  Government          FNMA Pass-Through Certificate 050679,
                        7.50%, Due 1/1/23, $0.1                  0.1       0.1
United States
  Government          FNMA Pass-Through Certificate 146207,
                        7.50%, Due 3/1/22, $0.2                  0.2       0.2
United States
  Government          FNMA Pass-Through Certificate 271740,
                        7.50%, Due 9/1/23, $3.4                  3.4       3.4
United States
  Government          FNMA Gtd Remic Pass, 6.00%,
                        Due 9/25/07, $2.5                        2.1       2.4
United States
  Government          FNMA Gtd Remic Pass, 10.00%,
                        Due 6/25/19, $3.3                        3.6       3.7
United States
  Government          FNMA Pass-Through Certificate 180030,
                        7.50%, Due 9/1/22, $0.3                  0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 190759,
                        6.00%, Due 4/1/09, $4.4                  4.2       4.2
United States
  Government          FNMA Pass-Through Certificate 190911,
                        6.00%, Due 6/1/09, $2.4                  2.4       2.3
United States
  Government          FNMA Pass-Through Certificate 250019,
                        7.50%, Due 4/1/24, $1.3                  1.3       1.3
United States
  Government          FNMA Pass-Through Certificate 250126,
                        7.50%, Due 8/1/24, $1.6                  1.6       1.7
United States
  Government          FNMA Pass-Through Certificate 269800,
                        6.00%, Due 5/1/09, $0.5                  0.5       0.5
United States
  Government          FNMA Pass-Through Certificate 271746,
                        7.50%, Due 8/1/23, $1.5                  1.5       1.6
United States
  Government          FNMA Pass-Through Certificate 275074,
                        6.00%, Due 4/1/09, $0.3                  0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 276278,
                        6.00%, Due 7/1/09, $0.4                  0.4       0.4
United States
  Government          FNMA Pass-Through Certificate 277521,
                        6.00%, Due 4/1/09, $0.3                  0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 277845,
                        6.00%, Due 4/1/09, $0.3                  0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 281605,
                        7.00%, Due 5/1/24, $0.5                  0.5       0.5
United States
  Government          FNMA Pass-Through Certificate 283414,
                        7.00%, Due 5/1/24, $0.4                  0.4       0.4
United States
  Government          FNMA Pass-Through Certificate 283871,
                        6.00%, Due 8/1/09, $0.4                  0.4       0.4
United States
  Government          FNMA Pass-Through Certificate 293543,
                        7.50%, Due 1/1/23, $0.7                  0.7       0.7
United States
  Government          FNMA Pass-Through Certificate 293718,
                        7.50%, Due 9/1/24, $0.5                  0.5       0.5
United States
  Government          FNMA Pass-Through Certificate 327657,
                        7.00%, Due 1/1/26, $1.9                  1.9       1.9
United States
  Government          FNMA Pass-Through Certificate 328963,
                        6.00%, Due 10/1/08, $0.7                 0.7       0.7
United States
  Government          FNMA Pass-Through Certificate 329299,
                        7.00%, Due 1/1/26, $1.4                  1.4       1.3
United States
  Government          FNMA Pass-Through Certificate 329301,
                        7.00%, Due 1/1/26, $0.5                  0.5       0.5
United States
  Government          FNMA Pass-Through Certificate 331491,
                        7.00%, Due 1/1/26, $0.7                  0.7       0.7
United States
  Government          FNMA Pass-Through Certificate 331636,
                        7.00%, Due 1/1/26, $0.1                  0.1       0.1
United States
  Government          FNMA Pass-Through Certificate 333861,
                        7.00%, Due 1/1/26, $2.0                  2.0       2.0
United States
  Government          FNMA Pass-Through Certificate 335533,
                        7.00%, Due 1/1/26, $1.9                  1.9       1.9
United States
  Government          FNMA 100003, 10.00%, Due 3/15/18, $1.4     1.6       1.6
United States
  Government          FNMA 142175, 7.50%, Due 1/1/22, $0.3       0.3       0.3
United States
  Government          FNMA 144668, 7.50%, Due 1/1/22, $0.3       0.3       0.3
United States
  Government          FNMA 165977, 7.50%, Due 6/1/22, $0.1       0.1       0.1
United States
  Government          FNMA 207570, 7.50%, Due 4/1/23, $0.3       0.3       0.3
United States
  Government          FNMA 231723, 7.50%, Due 7/1/22, $0.3       0.3       0.3
United States
  Government          FNMA 266039, 6.00%, Due 3/1/09, $0.3       0.3       0.3
United States
  Government          FNMA 269541, 6.00%, Due 6/1/09, $0.5       0.5       0.5
United States
  Government          FNMA 269801, 6.00%, Due 5/1/09, $0.4       0.4       0.4
United States
  Government          FNMA 270008, 6.00%, Due 4/1/09, $0.7       0.7       0.7
United States
  Government          FNMA 276285, 6.00%, Due 7/1/09, $0.9       0.8       0.8
United States
  Government          FNMA 280012, 6.00%, Due 5/1/09, $0.6       0.6       0.6
United States
  Government          FNMA 281161, 6.00%, Due 4/1/09, $0.4       0.4       0.4
United States
  Government          FNMA 284487, 6.00%, Due 5/1/09, $0.4       0.4       0.4
United States
  Government          FNMA 289238, 6.00%, Due 7/1/09, $0.5       0.5       0.5
United States
  Government          FNMA 291305, 6.00%, Due 5/1/09, $0.2       0.2       0.2
United States
  Government          U.S. Treasury Note, 7.00%,
                        Due 7/15/06, $3.2                        3.3       3.4
United States
  Government          U.S. Treasury Note, 7.25%,
                        Due 8/15/04, $11.0                      11.5      11.7
United States
  Government          GNMA TBA, 7.50%, Due 1/15/27, $0.6         0.6       0.6
United States
  Government          GNMA TBA, 8.00%, Due 1/15/27, $7.1         7.2       7.2

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

    Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - (Continued)

                                                          (Millions of Dollars)
                                                             December 31, 1996
                      Description of Investment                        Current
Identity of Issuer    (Maturity Value in Millions of Dollars)   Cost     Value

United States
  Government          GNMA 080022, 6.00%, Due 12/20/26, $4.0     4.0       4.0
United States
  Government          GNMA 008089, 7.00%, Due 12/20/22, $6.1     6.2       6.3
United States
  Government          GNMA 008238, 7.25%, Due 7/20/23, $6.6      6.7       6.8
United States
  Government          GNMA 008830, 5.00%, Due 3/20/26, $2.0      2.0       2.0
United States
  Government          GNMA 008909, 5.00%, Due 7/20/26, $5.0      4.8       4.9
United States
  Government          GNMA 008983, 7.00%, Due 9/20/26, $5.5      5.6       5.6
United States
  Government          GNMA 411385, 6.50%, Due 4/15/26, $0.2      0.2       0.2
United States
  Government          GNMA 422687, 6.50%, Due 5/15/26, $0.4      0.4       0.4
United States
  Government          GNMA 008482, 7.25%, Due 8/20/24, $6.6      6.6       6.8
United States
  Government          GNMA 008781, 5.00%, Due 1/20/26, $9.9      9.9      10.0
United States
  Government          GNMA 008863, 4.50%, Due 5/20/26, $6.0      5.7       5.9
United States
  Government          GNMA 008913, 6.00%, Due 7/20/26, $4.9      4.9       4.9
United States
  Government          GNMA 425968, 6.50%, Due 3/15/26, $0.1      0.1       0.1
United States
  Government          FHLMC TBA Gold, 6.50%,
                        Due 1/15/27, $20.3                      19.7      19.4
United States
  Government          FHLMC Multiclass, 9.05%,
                        Due 6/15/19, $1.3                        1.4       1.4
United States
  Government          FHLMC Multiclass, 6.50%,
                        Due 7/15/21, $5.7                        5.2       5.2
United States
  Government          FHLMC Multiclass, 7.00%,
                        Due 9/15/21, $8.3                        2.3       1.3
United States
  Government          FHLMC Multiclass, 7.75%,
                        Due 1/15/18, $0.5                        0.5       0.5
United States
  Government          FHLMC 846183, Due 1/1/24, $6.7             6.8       7.0
United States
  Government          FHLMC Gold C80374, 8.00%,
                        Due 1/1/26, $0.2                         0.2       0.2
United States
  Government          FHLMC Gold D60672, 8.00%,
                        Due 6/1/25, $0.1                         0.1       0.1

United States
  Government          FHLMC Gold D62854, 8.00%,
                        Due 8/1/25, $0.1                         0.1       0.1
United States
  Government          FHLMC MMP 1689-L, 0.00%,
                        Due 3/15/24, $1.4                        1.2       1.3
United States
  Government          FNMA Pass-Through Certificate 0054844,
                        Due 9/1/27, $0.3                         0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 0060680,
                        Due 2/1/28, $0.7                         0.7       0.7
United States
  Government          FNMA Pass-Through Certificate 0062688,
                        Due 5/1/28, $0.2                         0.2       0.2
United States
  Government          FNMA Pass-Through Certificate 0067694,
                        Due 10/1/28, $1.0                        1.0       0.9
United States
  Government          FNMA Gtd Remic Pass, 7.00%,
                        Due 11/25/06, $2.0                       0.2       0.2
United States
  Government          FNMA Gtd Remic Pass, 8.00%,
                        Due 7/25/20, $2.3                        2.4       2.4
United States
  Government          FNMA Gtd Remic Pass, 8.00%,
                        Due 12/25/06, $7.8                       8.3       8.3
United States
  Government          FNMA Pass-Through Certificate 0070713,
                        9.00%, Due 1/1/98, $0.3                  0.3       0.3
United States
  Government          FNMA Pass-Through Certificate 291254,
                        Due 8/1/24, $1.3                         1.3       1.4
United States
  Government          FNMA Pass-Through Certificate 300309,
                        6.125%, Due 12/1/24, $2.6                2.6       2.6
United States
  Government          FNMA Pass-Through Certificate 303298,
                        Due 1/1/25, $3.2                         3.3       3.3
United States
  Government          FHA Project, 9.68%, Due 2/1/24, $0.2       0.2       0.2
United States
  Government          FHA Project, 7.46%, Due 8/25/23, $5.4      5.5       5.5
    Total Government Securities                               $270.3    $271.5

Corporate Securities:

Columbia University   Medium Term Note, 8.65%,
                        Due 2/21/03, $0.8                     $  0.9    $  0.9
Ford Motor Credit Co. Medium Term Note, 6.11%,
                        Due 12/28/01, $3.2                       3.1       3.2
Advanta Mortgage
  Loan Trust          Asset Backed Certificate 94-1, 6.30%,
                        Due 7/25/25, $2.1                        2.1       2.1
Associates Corp.
  N.A.                Bond, 6.25%, Due 3/15/99, $1.9             1.9       1.9
Bellsouth Telecom-
  munications, Inc.   Note, 5.85%, Due 11/15/45, $1.0            1.0       1.0
Commercial Credit
  Group Inc.          Bond, 8.70%, Due 6/15/09, $1.7             1.8       1.9
Ford Credit Auto
  Loan Master Trust   Bond, 5.50%, Due 2/15/03, $5.0             5.0       4.9
Ford Credit Auto
  Owner Trust         Bond, 6.30%, Due 1/15/01, $4.0             4.0       4.0
Ford Motor Credit Co. Bond, 7.00%, Due 9/25/01, $2.6             2.5       2.7
General Electric
  Cap. Corp.          Medium Term Note, 8.09%,
                        Due 4/1/04, $1.8                         2.0       2.1
GMAC                  Bond, 8.625%, Due 6/15/99, $2.3            2.4       2.4

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

    Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - (Continued)

                                                          (Millions of Dollars)
                                                             December 31, 1996
                      Description of Investment                        Current
Identity of Issuer    (Maturity Value in Millions of Dollars)   Cost     Value

GMAC                  Medium Term Note, 6.25%,
                        Due 1/11/00, $6.0                        5.9       6.1
IBM Credit            Receivables Lease Asset Trust,
                        4.55%, Due 11/15/00, $0.4                0.4       0.4
LB Mortgage Trust     Mortgage Pass-Through Certificate 1992-1,
                        7.81%, Due 1/15/08, $2.5                 2.5       2.6
Lehman Home Equity
  Loan Trust          Mortgage Pass-Through Certificate 1993-1,
                        0.00%, Due 12/30/97, $7.4                6.0       6.9
Nynex Corp.           Debenture, 9.55%, Due 5/1/10, $1.4         1.6       1.6
Penn. Power & Light
  Co.                 First Mortgage, 6.00%, Due 6/1/00, $4.5    4.5       4.4
Premier Auto Trust    Asset Backed Security 96-4, 6.20%,
                        Due 11/6/00, $7.0                        7.0       7.0
AMR Corp.             Medium Term Note, 9.125%,
                        Due 10/24/01, $1.3                       1.4       1.4
GMAC                  Medium Term Note, Due 3/3/99, $4.5         4.4       4.5
Merrill Lynch & Co.   Medium Term Note, Due 1/14/99, $6.0        5.9       6.1
Salomon, Inc.         Medium Term Senior Note,
                        Due 4/5/99, $2.5                         2.5       2.6
Salomon, Inc.         Medium Term Senior Note, 6.36%,
                        Due 4/1/98, $2.0                         2.0       2.1
TCI Communications
  Inc.                Medium Term Note, Due 4/3/02, $1.5         1.5       1.5
Capital One Bank      Medium Term Bank Note, Due 3/21/97, $2.0   2.0       2.0
Capital One Bank      Medium Term Bank Note, 8.625%,
                        Due 1/15/97, $2.5                        2.6       2.6
AMR Corp.             Debenture, 10.00%, Due 2/1/01, $0.3        0.3       0.3
Chrysler Financial
  Corp.               Medium Term Note, 5.60%,
                        Due 1/21/99, $1.6                        1.5       1.6
Citicorp              Floating Rate Notes, Due 1/30/98, $1.7     1.7       1.7
Commonwealth Edison
  Co.                 First Mortgage S-79, 9.125%,
                        Due 10/15/21, $1.0                       1.1       1.1
CWMBS, Inc.           Mortgage Pass-Through Certificate, 6.375%,
                        Due 3/25/24, $3.2                        3.2       3.2
DLJ Mortgage Accept.
  Corp.               Mortgage Pass-Through Certificate,
                        Due 12/25/22, $2.0                       2.1       2.1
Ford Motor Credit Co. Medium Term Note, Due 11/9/98, $2.2        2.2       2.2
GE Cap. Mtg. Svc.,
  Inc.                Mortgage Pass-Through Certificate,
                        6.50%, Due 4/25/24, $3.4                 3.4       3.4
GE Cap. Mtg. Svc.,
  Inc.                Mortgage Pass-Through Certificate,
                        7.50%, Due 3/25/19, $0.9                 0.9       0.9
GE Cap. Mtg. Svc.,
  Inc.                Mortgage Pass-Through Certificate,
                        8.00%, Due 7/25/23, $2.0                 2.1       2.0
Greenwich Cap.
  Accept., Inc.       Mortgage Pass-Through Certificate,
                        Due 1/25/23, $0.9                        0.9       0.9
Lehman Brothers
  Holdings Inc.       Senior Note, 0.00%, Due 5/16/98, $3.5      3.0       3.2
Residential Funding
  Mtg. Sec. I, Inc.   Mortgage Pass-Through Certificate,
                        8.00%, Due 12/25/22, $4.0                4.1       4.1
Resolution Trust
  Corporation         Mortgage Pass-Through Security, 7.25%,
                        Due 10/25/23, $2.0                       2.0       2.0
Resolution Trust
  Corporation         Mortgage Pass-Through Security,
                        Due 1/25/20, $1.5                        1.5       1.6
Resolution Trust
  Corporation         Mortgage Pass-Through Security, 7.25%,
                        Due 10/25/23, $0.9                       0.9       0.9
Resolution Trust
  Corporation         Mortgage Pass-Through Security, 7.50%,
                        Due 8/25/23, $0.5                        0.5       0.5
RJR Nabisco, Inc.     Note, 8.625%, Due 12/1/02, $8.5            8.6       8.8
Ryland Accept. Corp.  Collateralized Mortgage Bond, 9.00%,
                        Due 1/20/19, $4.3                        4.5       4.5
Ryland Mortgage Sec.
  Corp.               Collateralized Mortgage Bond, 8.10%,
                        Due 6/25/23, $2.3                        2.4       2.4
Salomon, Inc.         Medium Term Senior Note,
                        Due 5/19/97, $1.0                        1.0       1.0
Sears Mortgage Sec.
  Corp.               Mortgage Pass-Through Certificate,
                        Due 4/25/23, $1.4                        1.4       1.4
Time Warner, Inc.     Debenture, 8.11%, Due 8/15/06, $0.6        0.5       0.6
Time Warner, Inc.     Debenture, 8.18%, Due 8/15/07, $0.6        0.5       0.6
Time Warner, Inc.     Note, 7.975%, Due 8/15/04, $0.3            0.3       0.3
Time Warner, Inc.     Note, Due 8/15/00, $4.5                    4.4       4.6
    Total Corporate Securities                                $131.9    $134.8

International Securities, denominated in U.S. dollars:

Province of Quebec,
  Canada              Medium Term Note, 6.29%,
                        Due 3/6/26, $0.8                      $  0.8    $  0.8
Province of Quebec,
  Canada              Medium Term Note, 5.735%,
                        Due 3/2/26, $3.5                         3.5       3.5
Province of Ontario,
  Canada              Note, 8.00%, Due 10/17/01, $1.1            1.2       1.2
Province of Ontario,
  Canada              Bond, 7.75%, Due 6/4/02, $0.7              0.7       0.8
    Total International Securities                            $  6.2    $  6.3

      THE SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
              CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

    Line 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - (Continued)

                                                          (Millions of Dollars)
                                                             December 31, 1996
                      Description of Investment                        Current
Identity of Issuer    (Maturity Value in Millions of Dollars)   Cost     Value

Cash Equivalents:

United States
  Government          U.S. Treasury Bill, 4.66%,
                        Due 1/23/97, $0.2                   $    0.2  $    0.2
United States
  Government          U.S. Treasury Bill, 4.97%,
                        Due 3/13/97, $0.1                        0.1       0.1
United States
  Government          U.S. Treasury Bill, 4.96%,
                        Due 3/6/97, $0.1                         0.1       0.1
United States
  Government          FNMA, Commercial Paper, Discounted,
                        5.39%, Due 1/17/97, $5.4                 5.4       5.4
Ford Motor Credit Co. Commercial Paper, Discounted,
                        5.40%, Due 1/31/97, $4.0                 4.0       4.0
    Total Cash Equivalents                                  $    9.8  $    9.8


Chase Manhattan Bank  Enhanced Cash Investment Fund,
                        Interest Rate 5.87%, $31.7          $   31.7  $   31.7


Unsettled Purchase and Sale Transactions:

United States
  Government          FHLMC 846183, Due 1/1/24              $    0.1  $    0.1
United States
  Government          U.S. Treasury Note, 7.25%,
                        Due 8/15/04                              0.2       0.2
United States
  Government          FHLMC TBA Gold, 6.50%, Due 1/15/27        (9.7)     (9.7)
United States
  Government          FHLMC TBA Gold, 6.50%, Due 1/15/27       (10.0)    (10.0)
United States
  Government          U.S. Treasury Note, 7.25%,
                        Due 8/15/04                             (7.7)     (7.7)
United States
  Government          GNMA TBA, 8.00%, Due 1/15/27              (7.2)     (7.2)
United States
  Government          GNMA TBA, 7.50%, Due 1/15/27              (0.6)     (0.6)
United States
  Government          Bond Future, 10 Year U.S. Treasury
                        Note - CBT                              (0.1)     (0.1)
United States
  Government          Bond Future, 5 Year U.S. Treasury
                        Note - CBT                              (0.1)     (0.1)
  Total Unsettled Purchase and Sale Transactions            $  (35.1) $  (35.1)


    Total Fixed Income Fund
      (exclusive of $ 1.6 million wrapper insurance)        $  688.7  $  692.9


    GRAND TOTALS                                            $1,223.5  $1,889.9





* Party-in-interest to the Program.

      The SAVINGS AND INVESTMENT PROGRAM FOR EMPLOYEES OF UNION CARBIDE
             CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES



                Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1996


                                                       (Millions of Dollars)
Identity of                                  Purchase   Cost of     Current
Party Involved                               Price      Asset       Value

Description                                  Selling    Expense     Net Gain
of Asset                                     Price      Incurred    (Loss)


Series of transactions in the same security:

Chemical Bank                               $  1.00      $ 312.2     $ 312.2
Short Term Reserve Fund for Pension &
  Profit Sharing Plans                          n/a            -         n/a

Chemical Bank                                   n/a        315.9       315.9
Short Term Reserve Fund for Pension &
  Profit Sharing Plans                         1.00            -           -


Chase Manhattan Bank                           1.00        312.9       312.9
Enhanced Cash Investment Fund                   n/a            -         n/a

Chase Manhattan Bank                            n/a        332.7       332.7
Enhanced Cash Investment Fund                  1.00            -           -


Union Carbide Corporation                  35.88-47.68     110.8       110.8
Common Stock                                    n/a            -         n/a

Union Carbide Corporation                       n/a         58.7        87.1
Common Stock                               37.88-49.75       0.1        28.3

U.S. Government                            99.73-100.44     73.6        73.6
Treasury Note, 6.125%, Due 3/31/98              n/a            -         n/a

U.S. Government                                 n/a         73.6        73.6
Treasury Note, 6.125%, Due 3/31/98         98.71-101.46        -           -


n/a = not applicable

                                     SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.



                                The Savings and Investment Program for
                                Employees of Union Carbide Corporation
                                and Participating Subsidiary Companies



Date: June 24, 1997             By:        /s/John K. Wulff
                                Name:      JOHN K. WULFF
                                Title:     Vice-President, Chief
                                           Financial Officer and
                                           and Controller
                                           Union Carbide Corporation

                           Independent Auditors' Report


To the Program Administrators of The Savings and Investment
Program for Employees of Union Carbide Corporation and
Participating Subsidiary Companies:

We have audited the accompanying statement of net assets available for benefits of The Savings and Investment Program for Employees of Union Carbide Corporation and Participating Subsidiary Companies ("the Program") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Program are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 KPMG PEAT MARWICK LLP

Stamford, Connecticut
May 30, 1997

                                   EXHIBIT INDEX

Exhibit                                                             Page
  No.                       Exhibit                                  No.


  23       Independent Auditors' Consent                             19